SUB-ITEM 77D(G)

                            POLICIES WITH RESPECT TO
                              SECURITY INVESTMENTS

                        AIM INVESTMENT SERCURITIES FUNDS

On September 17 - 19, 2007, the Board of Trustees (the "Board") of AIM Investment Securities Funds on behalf of AIM Real Estate Fund and AIM Global Real Estate Fund (the "Funds"), approved new investment strategies to access additional investment opportunities, such as investing in credit default swaps and participation notes.